SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2020

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended December 31, 2020

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of United Kingdom and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holding Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.73.01, as published by Federal Reserve Board of Governors on December 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	in our specialty medicines business: competition for our specialty products; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

2

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; challenges associated with conducting business globally, including adverse effects of political or economic instability, major hostilities or terrorism; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	our business and operations in general, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; manufacturing or quality control protocols; interruptions in our supply chain, including due to potential effects of the COVID-19 pandemic on our operations and business in geographic locations impacted by the pandemic and on the business operations of our customers and suppliers; our ability to successfully execute and maintain the activities and efforts related to the measures we have taken or may take in response to the COVID-19 pandemic and associated costs therewith; challenges associated with conducting business globally, including adverse effects of the COVID-19 pandemic; costs resulting from the extensive governmental regulation to which we are subject or delays in governmental processing time due to modified government operations due to the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic; disruptions of information technology systems; and our ability to successfully compete in the marketplace; and

•	those discussed in the sections entitled “risk factors” in our most recent Annual Report on Form 20-F for the year ended March 31, 2020 and “Operating and Financial Review, Trend Information” and elsewhere in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2020 and in our other periodic reports and documents filed with and/or furnished to the SEC from time to time.

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4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2020		December 31, 2020		March 31, 2020
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	59	Rs.	4,321	Rs.	2,053
Other investments	5		158		11,530		23,687
Trade and other receivables	6		728		53,165		50,278
Inventories	7		607		44,309		35,066
Derivative financial instruments			26		1,907		1,105
Tax assets			27		1,977		4,379
Other current assets			220		16,059		13,802
Total current assets before assets held for sale		U.S.$	1,825	Rs.	133,268	Rs.	130,370
Assets held for sale	8		2		150		-
Total current assets		U.S.$	1,827	Rs.	133,418	Rs.	130,370
Non-current assets
Property, plant and equipment	8	U.S.$	771	Rs.	56,263	Rs.	52,332
Goodwill	9		63		4,634		3,994
Other intangible assets	10		499		36,428		27,659
Trade and other receivables	6		3		243		1,737
Investment in equity accounted investees			44		3,201		2,763
Other investments	5		74		5,431		328
Deferred tax assets			162		11,838		12,214
Other non-current assets			12		890		844
Total non-current assets		U.S.$	1,629	Rs.	118,928	Rs.	101,871
Total assets		U.S.$	3,456	Rs.	252,346	Rs.	232,241
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	316	Rs.	23,072	Rs.	16,659
Short-term borrowings	11		180		13,110		16,441
Long-term borrowings, current portion	11		11		825		4,266
Provisions			52		3,815		3,800
Tax liabilities			21		1,520		573
Derivative financial instruments			13		917		1,602
Bank overdraft	4		-		-		91
Other current liabilities			419		30,613		29,382
Total current liabilities		U.S.$	1,012	Rs.	73,872	Rs.	72,814
Non-current liabilities
Long-term borrowings	11	U.S.$	89	Rs.	6,508	Rs.	1,304
Deferred tax liabilities			1		99		275
Provisions			1		58		54
Other non-current liabilities			33		2,414		2,806
Total non-current liabilities		U.S.$	124	Rs.	9,079	Rs.	4,439
Total liabilities		U.S.$	1,136	Rs.	82,951	Rs.	77,253
Equity
Share capital	12	U.S.$	11	Rs.	831	Rs.	831
Treasury shares	12		(14)		(989)		(1,006)
Share premium			122		8,881		8,495
Share based payment reserve			18		1,344		1,233
Capital redemption reserve			2		173		173
Special economic zone re-investment reserve			21		1,529		-
Retained earnings			2,084		152,185		144,247
Other components of equity			75		5,441		1,015
Total equity		U.S.$	2,320	Rs.	169,395	Rs.	154,988
Total liabilities and equity		U.S.$	3,456	Rs.	252,346	Rs.	232,241

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2020		2020		2019		2020		2019
		Convenience translation (See Note 2(d))
Revenues	13	U.S.$	1,951	Rs.	142,438	Rs.	130,282	Rs.	49,296	Rs.	43,838
Cost of revenues			887		64,736		59,081		22,758		20,116
Gross profit			1,064		77,702		71,201		26,538		23,722
Selling, general and administrative expenses			552		40,280		37,952		14,387		12,670
Research and development expenses			170		12,447		11,220		4,108		3,949
Impairment of non-current assets			92		6,753		16,760		5,972		13,200
Other income, net	14		(5)		(395)		(4,122)		(128)		(228)
Total operating expenses			809		59,085		61,810		24,339		29,591
Results from operating activities (A)			255		18,617		9,391		2,199		(5,869)
Finance income			28		2,008		1,796		681		571
Finance expense			(9)		(673)		(753)		(188)		(152)
Finance income, net (B)	15		18		1,335		1,043		493		419
Share of profit of equity accounted investees, net of tax (C)			4		301		456		151		176
Profit/(loss) before tax [(A)+(B)+(C)]			277		20,253		10,890		2,843		(5,274)
Tax expense/(benefit)	16		91		6,639		(966)		2,645		423
Profit/(loss) for the period		U.S	186	Rs.	13,614	Rs.	11,856	Rs.	198	Rs.	(5,697)
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1.12	Rs.	82.08	Rs.	71.53	Rs.	1.19	Rs.	(34.37)
Diluted earnings per share of Rs.5/- each		U.S.$	1.12	Rs.	81.85	Rs.	71.40	Rs.	1.19	Rs.	(34.37)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the nine months ended December 31,						For the three months ended December 31,
Particulars	2020		2020		2019		2020		2019
	Convenience translation (See Note 2(d))
Profit/(loss) for the period	U.S.$	186	Rs.	13,614	Rs.	11,856	Rs.	198	Rs.	(5,697)
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	41	Rs.	2,985	Rs.	(87)	Rs.	2,804	Rs.	(200)
Tax impact on above items		-		-		(1)		-		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	41	Rs.	2,985	Rs.	(88)	Rs.	2,804	Rs.	(200)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	0	Rs.	7	Rs.	(7)	Rs.	44	Rs.	1
Foreign currency translation adjustments		10		753		958		731		703
Effective portion of changes in fair value of cash flow hedges, net		13		976		(400)		59		(129)
Tax impact on above items		(4)		(295)		136		(1)		48
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	20	Rs.	1,441	Rs.	687	Rs.	833	Rs.	623
Other comprehensive income for the period, net of tax	U.S.$	61	Rs.	4,426	Rs.	599	Rs.	3,637	Rs.	423
Total comprehensive income/(loss) for the period	U.S.$	247	Rs.	18,040	Rs.	12,455	Rs.	3,835	Rs.	(5,274)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2020 (A)	Rs.	831		Rs.	8,495	Rs.	(1,006)	Rs.	1,233	Rs.	(2,405)	Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	-	Rs.	(360)	Rs.	144,247	Rs.	154,988
Profit for the period		-			-		-		-		-		-		-		-		-		-		13,614		13,614
Net change in fair value of equity and debt instruments		-			-		-		-		2,992		-		-		-		-		-		-		2,992
Foreign currency translation adjustments		-			-		-		-		-		753		-		-		-		-		-		753
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.295		-			-		-		-		-		-		681		-		-		-		-		681
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	2,992	Rs.	753	Rs.	681	Rs.	-	Rs.	-	Rs.	-	Rs.	13,614	Rs.	18,040
Issue of equity shares on exercise of options		-	*		386		207		(344)		-		-		-		-		-		-		-		249
Share-based payment expense		-			-		-		455		-		-		-		-		-		-		-		455
Purchase of treasury shares		-			-		(190)		-		-		-		-		-		-		-		-		(190)
Dividend paid		-			-		-		-		-		-		-		-		-		-		(4,147)		(4,147)
Total transactions with owners of the Company (C)	Rs.	-		Rs.	386	Rs.	17	Rs.	111	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,147)	Rs.	(3,633)
Transfer to special economic zone re-investment reserve (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1,529	Rs.	-	Rs.	(1,529)	Rs.	-
Balance as of December 31, 2020 [(A)+(B)+(C)+(D)]	Rs.	831		Rs.	8,881	Rs.	(989)	Rs.	1,344	Rs.	587	Rs.	5,096	Rs.	118	Rs.	173	Rs.	1,529	Rs.	(360)	Rs.	152,185	Rs.	169,395
Convenience translation (See note 2(d))	U.S.$	11		U.S.$	122	U.S.$	(14)	U.S.$	18	U.S.$	8	U.S.$	70	U.S.$	2	U.S.$	2	U.S.$	21	U.S.$	(5)	U.S.$	2,084	U.S.$	2,320

*	Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2019 (A)	Rs.	830	Rs.	8,211	Rs.	(535)	Rs.	990	Rs.	(1,910)	Rs.	4,031	Rs.	156	Rs.	173	Rs.	-	Rs.	(395)	Rs.	128,646	Rs.	140,197
Profit for the period		-		-		-		-		-		-		-		-		-		-		11,856		11,856
Net change in fair value of equity and debt instruments		-		-		-		-		(113)		-		-		-		-		-		19 (3)		(94)
Foreign currency translation adjustments		-		-		-		-		-		958		-		-		-		-		-		958
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.136		-		-		-		-		-		-		(264)		-		-		-		-		(264)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.1		-		-		-		-		-		-		-		-		-		(1)		-		(1)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(113)	Rs.	958	Rs.	(264)	Rs.	-	Rs.	-	Rs.	(1)	Rs.	11,875	Rs.	12,455
Issue of equity shares on exercise of options		1		261		3		(254)		-		-		-		-		-		-		-		11
Share-based payment expense		-		-		-		399		-		-		-		-		-		-		-		399
Purchase of treasury shares		-		-		(474)		-		-		-		-		-		-		-		-		(474)
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		-		-		(3,916)		(3,916)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	261	Rs.	(471)	Rs.	145	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(3,980)
Balance as of December 31, 2019 [(A)+(B)+(C)]	Rs.	831	Rs.	8,472	Rs.	(1,006)	Rs.	1,135	Rs.	(2,023)	Rs	4,989	Rs.	(108)	Rs.	173	Rs.	-	Rs.	(396)	Rs.	136,605	Rs.	148,672

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.
(3)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2020		2020		2019
	Convenience translation (See Note 2(d))
Cash flows from operating activities:
Profit for the period	U.S.$	186	Rs.	13,614	Rs.	11,856
Adjustments for:
Tax expense/(benefit)		91		6,639		(966)
Fair value changes and profit on sale of units of mutual funds, net		(7)		(500)		(780)
Depreciation and amortization		132		9,627		9,507
Impairment of non-current assets		92		6,753		16,760
Allowance for credit losses (on trade receivables and other advances)		2		172		162
Loss/(gain) on sale or de-recognition of non-current assets, net		1		38		(6)
Share of profit of equity accounted investees		(4)		(301)		(456)
Foreign exchange loss, net		21		1,513		232
Interest expense, net		0		13		46
Equity settled share-based payment expense		6		455		399
Dividend income		-		-		(5)
Changes in operating assets and liabilities:
Trade and other receivables		(22)		(1,573)		(6,493)
Inventories (Refer to Note 7 for inventory write downs)		(120)		(8,777)		(4,166)
Trade and other payables		56		4,061		3,025
Other assets and other liabilities, net		(53)		(3,862)		3,502
Cash generated from operations		382		27,872		32,617
Income tax paid, net		(47)		(3,435)		(5,322)
Net cash from operating activities	U.S.$	335	Rs.	24,437	Rs.	27,295
Cash flows (used in)/from investing activities:
Expenditure on property, plant and equipment		(94)		(6,866)		(3,351)
Proceeds from sale of property, plant and equipment		1		56		108
Expenditure on other intangible assets		(34)		(2,492)		(667)
Proceeds from sale of other intangible assets		-		-		259
Payment for acquisition of business (Refer to Note 29 for details)		(212)		(15,514)		-
Purchase of other investments		(806)		(58,876)		(92,804)
Proceeds from sale of other investments		951		69,411		98,622
Dividend received from equity accounted investees		-		-		392
Interest received		15		1,071		688
Net cash (used in)/from investing activities	U.S.$	(181)	Rs.	(13,210)	Rs.	3,247
Cash flows used in financing activities:
Proceeds from issuance of equity shares (including treasury shares)		3		249		3
Purchase of treasury shares		(3)		(190)		(474)
Repayment of short-term borrowings, net		(46)		(3,347)		(3,425)
Proceeds from long-term borrowings		52		3,800		-
Repayment of long-term borrowings		(51)		(3,743)		(21,114)
Payment of principal portion of lease liabilities		(8)		(565)		(393)
Dividend paid (December 31, 2019 including corporate dividend tax)		(57)		(4,147)		(3,916)
Interest paid		(14)		(995)		(1,277)
Net cash used in financing activities	U.S.$	(122)	Rs.	(8,938)	Rs.	(30,596)
Net increase/(decrease) in cash and cash equivalents		31		2,289		(54)
Effect of exchange rate changes on cash and cash equivalents		1		70		70
Cash and cash equivalents at the beginning of the period		27		1,962		2,228
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	59	Rs.	4,321	Rs.	2,244

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These interim financial statements were authorized for issuance by the Company’s Board of Directors on February 02, 2021.

b) Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2020 contained in the Company’s Annual Report on Form 20-F.

Several amendments and interpretations apply for the first time in the fiscal year ending March 31, 2021, but do not have an impact on these interim financial statements.

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

•	derivative financial instruments are measured at fair value;

•	financial assets are measured either at fair value or at amortized cost, depending on the classification;

•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long-term borrowings are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value;

•	investments in joint ventures are accounted for using the equity method;

•	assets held for sale are measured at fair value; and

•	right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs incurred, if any.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months and nine months ended December 31, 2020 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.73.01, as published by the Federal Reserve Board of Governors on December 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

e) Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f) Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2020.

g) New accounting standards effective as on April 1, 2020

Amendments to IFRS 3: Definition of a Business

In May 2020, the IASB issued an amendment to IFRS 3 “Business Combinations – Reference to the Conceptual Framework.” The amendment is effective as of January 1, 2020, although companies may choose to apply it earlier under certain circumstances. The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on these interim financial statements, but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The International Accounting Standards Board (“IASB”) published Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39 and IFRS 7 representing the finalization of Phase II of the project on August 27, 2020 to address issues that might affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark interest rate.

The amendments provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on these interim financial statements as it does not have any interest rate hedge relationships.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

g) New accounting standards effective as on April 1, 2020 (continued)

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on these interim financial statements.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Proprietary Products; and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited (“ADTL”), a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2020										For the nine months ended December 31, 2019
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	115,667	Rs.	24,067	Rs.	280	Rs.	2,424	Rs.	142,438	Rs.	101,725	Rs.	18,552	Rs.	7,947	Rs.	2,058	Rs.	130,282
Gross profit	Rs.	68,665	Rs.	6,913	Rs.	244	Rs.	1,880	Rs.	77,702	Rs.	58,117	Rs.	4,147	Rs.	7,751	Rs.	1,186	Rs.	71,201
Selling, general and administrative expenses										40,280										37,952
Research and development expenses										12,447										11,220
Impairment of non-current assets										6,753										16,760
Other income, net										(395)										(4,122)
Results from operating activities									Rs.	18,617									Rs.	9,391
Finance income, net										1,335										1,043
Share of profit of equity accounted investees, net of tax										301										456
Profit before tax									Rs.	20,253									Rs.	10,890
Tax expense/(benefit)										6,639										(966)
Profit for the period									Rs.	13,614									Rs.	11,856

Information about segments:	For the three months ended December 31, 2020										For the three months ended December 31, 2019
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	40,751	Rs.	7,009	Rs.	124	Rs.	1,412	Rs.	49,296	Rs.	35,927	Rs.	6,906	Rs.	241	Rs.	764	Rs.	43,838
Gross profit	Rs.	23,454	Rs.	1,773	Rs.	100	Rs.	1,211	Rs.	26,538	Rs.	20,910	Rs.	2,072	Rs.	246	Rs.	494	Rs.	23,722
Selling, general and administrative expenses										14,387										12,670
Research and development expenses										4,108										3,949
Impairment of non-current assets										5,972										13,200
Other income, net										(128)										(228)
Results from operating activities									Rs.	2,199									Rs.	(5,869)
Finance income, net										493										419
Share of profit of equity accounted investees, net of tax										151										176
Profit/(loss) before tax									Rs.	2,843									Rs.	(5,274)
Tax expense/(benefit)										2,645										423
Profit/(loss) for the period									Rs.	198									Rs.	(5,697)

(1)	Revenues for the nine months ended December 31, 2020 and 2019 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.5,024 and Rs.4,432, respectively. Revenues for the three months ended December 31, 2020 and 2019 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,736 and Rs.1,643, respectively.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 30,				For the three months ended December 30,
Country	2020		2019		2020		2019
India	Rs.	27,162	Rs.	24,503	Rs.	10,230	Rs.	8,580
United States		58,088		56,882		19,647		17,261
Russia		11,779		12,986		4,529		4,917
Others		45,409		35,911		14,890		13,080
	Rs.	142,438	Rs.	130,282	Rs.	49,296	Rs.	43,838

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2020		March 31, 2020
Cash on hand	Rs.	2	Rs.	2
Balances with banks		3,237		1,807
Term deposits with banks (original maturities less than 3 months)		1,082		244
Cash and cash equivalents in the statements of financial position	Rs.	4,321	Rs.	2,053
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	108	Rs.	111
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 29 for details)		40		-
Other restricted cash balances		82		15

	As of
		December 31, 2020		December 31, 2019
Cash and cash equivalents in the statements of cash flow	Rs.	4,321	Rs.	2,244

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, market linked debentures, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of December 31, 2020 and March 31, 2020 were as follows:

	As of December 31, 2020						As of March 31, 2020
	Cost		Unrealized gain		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)
Current portion
In units of mutual funds	Rs.	6,128	Rs.	86	Rs.	6,214	Rs.	13,686	Rs.	146	Rs.	13,832
In bonds		522		-		522		1,851		-		1,851
In commercial paper		977		-		977		967		-		967
In market linked debentures		-		-		-		2,000		(7)		1,993
Term deposits with banks		3,817		-		3,817		5,044		-		5,044
	Rs.	11,444	Rs.	86	Rs.	11,530	Rs.	23,548	Rs.	139	Rs.	23,687
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	587	Rs.	3,288	Rs.	2,701	Rs.	(2,397)	Rs.	304
Term deposits with banks		2,119		-		2,119		-		-		-
Others		24		-		24		24		-		24
	Rs.	4,844	Rs.	587	Rs.	5,431	Rs.	2,725	Rs.	(2,397)	Rs.	328

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.  Other investments (continued)

(1)	Primarily represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 33 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020.
(2)	Interest accrued but not due on bonds and debentures, commercial paper and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits and others	Amortized cost
Investments in market linked debentures	Fair value through other comprehensive income
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)

6. Trade and other receivables

	As of
	December 31, 2020		March 31, 2020
Current
Trade and other receivables, gross	Rs.	54,478	Rs.	51,480
Less: Allowance for credit losses		(1,313)		(1,202)
Trade and other receivables, net	Rs.	53,165	Rs.	50,278
Non-current
Trade and other receivables, gross(1)	Rs.	243	Rs.	1,737
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	243	Rs.	1,737

(1)	Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

Pursuant to an arrangement with a bank, the Company sells to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer, including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold are generally lower than the total net amount of trade receivables. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same are derecognized in the statements of financial position. As on December 31, 2020 and March 31, 2020, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.9,157 and Rs.9,049, respectively.

7. Inventories

Inventories consist of the following:

	As of
	December 31, 2020		March 31, 2020
Raw materials	Rs.	12,838	Rs.	10,594
Work-in-progress		9,542		6,806
Finished goods (includes stock-in-trade)		18,681		15,126
Packing materials, stores and spares		3,248		2,540
	Rs.	44,309	Rs.	35,066

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Inventories (continued)

Details of inventories recognized in these interim financial statements are as follows:

	For the nine months ended December 30,				For the three months ended December 30,
	2020		2019		2020		2019
Raw materials, consumables and changes in finished goods and work in progress	Rs.	43,396	Rs.	37,646	Rs.	15,927	Rs.	13,481
Inventory write-downs(1)		1,978		2,587		450		672

(1)	Following the Company’s decision to voluntarily recall all of its ranitidine medications sold in the United States due to confirmed contamination with N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA, the Company recognized Rs.231 as inventory write downs towards semi-finished and finished inventory of ranitidine during the nine months ended December 31, 2019. Further, an amount of Rs.170 was recognized as a possible refund liability (as a reduction from revenue) arising out of the Company’s decision to recall such product.

8. Property, plant and equipment

Acquisitions and disposals

	For the nine months ended December 31,				For the year ended March 31,
	2020		2019		2020
Cost of assets acquired during the period(1)	Rs.	10,105	Rs.	3,822	Rs.	5,667
Assets acquired through business combinations(2)		373		-		-
Recognition of right-of-use asset on initial application of IFRS 16		-		1,153		1,153
Net book value of assets disposed of during the period		104		44		81
Depreciation expense		6,438		6,560		8,640
Net book value of assets held for sale (A)		196		-		-
Impairment loss recorded on write-down of assets to fair value less costs to sell (B)		46		-		-
Assets held for sale [(A)-(B)]		150		-		-

(1)	Additions for the nine months ended December 31, 2020 include recognition of a right-of-use asset of Rs.1,852 relating to a warehousing services agreement in the United States.

(2)	Refer to Note 29 of these interim financial statements for further details.

Capital commitments

As of December 31, 2020 and March 31, 2020, the Company was committed to spend Rs.9,369 and Rs.4,888, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9. Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of December 31, 2020 and March 31, 2020:

	As of
	December 31, 2020		March 31, 2020
Opening balance, gross	Rs.	20,278	Rs.	20,176
Goodwill arising on business combinations(1)		530		-
Effect of translation adjustments		110		102
Impairment loss(2)		(16,284)		(16,284)
Closing balance	Rs.	4,634	Rs.	3,994

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Goodwill (continued)

(1)	Refer to Note 29 of these interim financial statements for further details.

(2)	The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

10. Other intangible assets

	For the nine months ended December 31,				For the year ended March 31,
	2020		2019		2020
Cost of assets acquired during the period(1)(2)	Rs.	4,234	Rs.	1,211	Rs.	1,806
Assets acquired through business combinations(3)		14,888		-		-
Net book value of assets disposed of during the period		-		58		65
Amortization expense		3,189		2,947		3,832
Impairment loss recognized during the period(4)(5)		6,707		16,750		16,757

(1)	Assets acquired during the nine months ended December 31, 2020 includes the following:

•	Rs.1,471 representing the estimated payment for the purchase of intellectual property rights relating to product forming part of Company’s Proprietary Products segment.

•	The Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire marketing authorizations and other rights of select brands in four “Emerging Markets” countries (as discussed below). The acquired brands represent two products, (a) mometasone mono product and (b) combination of mometasone with azelastine, and are indicated for the treatment of seasonal and perennial allergic rhinitis. The total consideration paid was Rs.1,516. Following the principles of IAS 38, “Intangible assets”, the Company recognized the acquired brands at their acquisition cost. The acquisition pertains to the Company’s Global Generics segment.

(2)	Assets acquired during the nine months ended December 31, 2019 and the year ended March 31, 2020 includes, a portfolio of approved, non-marketed Abbreviated New Drug Applications (“ANDAs”) in the United States from Teva for a total consideration of Rs.277 (U.S.$4). The Company recognized these ANDAs acquired as product related intangibles.

(3)	Refer Note 29 of these interim financial statements for further details.

(4)	Impairment charge of Rs.6,707 for the nine months ended December 31, 2020 includes the following:

•	Impairment of gNuvaring: During the three months ended December 31, 2020, there were significant changes to the generics market for Ethinyl estradiol/Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016. The changes include the launch by a competitor of a generic version of the product in January 2021. Due to these adverse market developments, the Company tested the carrying value of this product at the product cash generating unit (“CGU”) level, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount was determined by reference to the product’s value-in-use or fair value less costs to sell, whichever is higher. This resulted in the value-in-use being the recoverable value of the product. Accordingly, the Company recorded an impairment loss of Rs.3,180 for the nine months ended December 31, 2020. This impairment loss pertained to the Company’s Global Generics segment.

•	Impairment of saxagliptin/metformin (generic version of Kombiglyze®-XR) and phentermine and topiramate (generic version of Qsymia®): With respect to the foregoing two of the 8 ANDAs acquired from Teva in June 2016, there has been a significant decrease in the market potential of these products, primarily due to higher than expected value erosion. Accordingly, the Company assessed the recoverable amount by revisiting market volume, share and price assumptions for these two products and recorded an amount of Rs.1,587 as impairment loss for the nine months ended December 31, 2020. This impairment loss pertained to the Company’s Global Generics segment.

•	In view of the specific triggers occurring in the period with respect to some other product related intangible assets forming part of the Company's Global Generics and Proprietary Products segments, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company recorded an amount of Rs.1,940 as impairment loss for the nine months ended December 31, 2020.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Other intangible assets (continued)

(5)	Total impairment loss for the year ended March 31, 2020 and the nine months ended December 31, 2019 were Rs.16,757 and Rs.16,750, respectively. For these periods, Rs.11,137 pertained to impairment of gNuvaring, Rs.4,385 pertained to impairment of ramelteon, tobramycin and imiquimod, and the balance pertained to other product related intangibles forming part of the Company’s Global Generics and Proprietary Products segments.

Details of significant separately acquired intangible assets as of December 31, 2020 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	14,438
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		4,693
Various ANDAs	Teva and an affiliate of Allergan		4,193
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc.		3,995
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,823
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,512
Habitrol® brand	Novartis Consumer Health Inc.		1,350
Over the counter product brands	Ducere Pharma LLC		502
Beta brand	3i Group plc		407
Various ANDAs	Gland Pharma Limited		264

11. Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Russia, Mexico, the United States, Brazil, South Africa and Switzerland which are repayable within 6 to 12 months from the date of drawdown.

Short-term borrowings consisted of the following:

	As of
	December 31, 2020		March 31, 2020
Pre-shipment credit	Rs.	8,800	Rs.	10,432
Other working capital borrowings		4,310		6,009
	Rs.	13,110	Rs.	16,441

The interest rate profile of short-term borrowings from banks were as follows:

	As of
	December 31, 2020		March 31, 2020
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	INR	1 Month T-bill + 35 bps	INR	1 Month T-bill + 60 bps
	INR	5.75%	-	-
	-	-	U.S.$	1 Month LIBOR + 12.5 to 16 bps
Other working capital borrowings	MXN	TIIE + 1.20%	MXN	TIIE + 1.25%
	BRL	4.00%	BRL	7.25%
	RUB	5.55%	RUB	7.05%
	INR	5.90%/7.30%	INR	7.75%
	U.S.$	1 Month LIBOR + 125 bps	U.S.$	1 Month/3 Months LIBOR + 55 to 78 bps
	-	-	ZAR	1 Month JIBAR+120 bps

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means the India Treasury Bill interest rate.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11. Loans and borrowings (continued)

Long-term borrowings

Long-term borrowings consisted of the following:

	As of
	December 31, 2020				March 31, 2020
	Non – Current		Current		Non – Current		Current
Foreign currency borrowing by the parent company	Rs.	-	Rs.	-	Rs.	-	Rs.	3,783
Non-convertible debentures by the APSL subsidiary(1)		3,800		-		-		-
Obligations under leases(2)		2,708		825		1,304		483
	Rs.	6,508	Rs.	825	Rs.	1,304	Rs.	4,266

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

(2)	Additions for the nine months ended December 31, 2020 include right-of-use liability of Rs.1,878 relating to a warehousing services agreement in the United States.

During the nine months ended December 31, 2020, the APSL subsidiary issued non-convertible debentures for Rs.3,800. The aforesaid non-convertible debentures are repayable at par after 3 years following the date of issue.

The interest rate profiles of long-term borrowings (other than obligations under leases) were as follows:

As of
	December 31, 2020		March 31, 2020
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	-	-	U.S.$	1 Month LIBOR + 82.7 bps
Non-convertible debentures	INR	6.77%	-	-

(1)	“U.S.$” means United States dollars and “INR” means Indian rupees.

(2)	“LIBOR” means the London Inter-bank Offered Rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.48,708 and Rs.39,374 as of December 31, 2020 and March 31, 2020, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

12. Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2020 and December 31, 2019:

	As of
	December 31, 2020				December 31, 2019
	Number	Amount			Number	Amount
Opening number of equity shares/share capital	166,172,082	Rs.	831		166,065,948	Rs.	830
Add: Equity shares issued pursuant to employee stock option plans(1)	126,034		-	*	97,200		1
Closing number of equity shares/share capital	166,298,116	Rs.	831		166,163,148	Rs.	831
Treasury shares(2)	361,504	Rs.	989		395,950	Rs.	1,006

*	Rounded off to nearest million.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Share capital (continued)

(1)	During the nine months ended December 31, 2020 and 2019, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607 or Rs.2,814 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share-based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the nine months ended December 31, 2020, an aggregate of 77,725 equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607 or Rs.2,814 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of December 31, 2020 and March 31, 2020, the ESOS Trust had outstanding 361,504 and 395,950 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.989 and Rs.1,006, respectively.

13. Revenue from contracts with customers

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020		2019
Sales	Rs.	138,119	Rs.	120,213	Rs.	47,109	Rs.	42,607
Service income		3,386		1,748		1,821		685
License fees		933		8,321		366		546
	Rs.	142,438	Rs.	130,282	Rs.	49,296	Rs.	43,838

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2020		2019		2020		2019
India	Rs.	27,162	Rs.	24,503	Rs.	10,230	Rs.	8,580
United States		58,088		56,882		19,647		17,261
Russia		11,779		12,986		4,529		4,917
Others		45,409		35,911		14,890		13,080
	Rs.	142,438	Rs.	130,282	Rs.	49,296	Rs.	43,838

Refund liabilities on account of sales returns amounting to Rs.3,220 and Rs.3,252 as of December 31, 2020 and March 31, 2020, respectively, have been included in provisions forming part of current liabilities.

14. Other income, net

Other income, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020		2019
Loss/(gain) on sale/disposal of non-current assets, net	Rs.	38	Rs.	(64)	Rs.	23	Rs.	(45)
Sale of spent chemicals		(179)		(231)		(66)		(82)
Scrap sales		(99)		(117)		(44)		(36)
Miscellaneous income, net(1)		(155)		(3,710)		(41)		(65)
	Rs.	(395)	Rs.	(4,122)	Rs.	(128)	Rs.	(228)

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14. Other income, net (continued)

(1)	Miscellaneous income, net for the nine months ended December 31, 2019 includes Rs.3,457 (U.S.$50) received from Celgene pursuant to a settlement agreement entered into in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID® brand capsules (lenalidomide) pending before Health Canada.

15. Finance income, net

Finance income, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020		2019
Interest income	Rs.	660	Rs.	707	Rs.	257	Rs.	207
Fair value changes and profit on sale of units of mutual funds, net		500		780		111		218
Foreign exchange gain, net		848		304		313		146
Miscellaneous income, net		-		5		-		-
Finance income (A)	Rs.	2,008	Rs.	1,796	Rs.	681	Rs.	571
Interest expense		(673)		(753)		(188)		(152)
Finance expense (B)	Rs.	(673)	Rs.	(753)	Rs.	(188)	Rs.	(152)
Finance income, net [(A)+(B)]	Rs.	1,335	Rs.	1,043	Rs.	493	Rs.	419

16. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, incomes exempted from income taxes, and effects of changes in tax laws and rates.

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020		2019
Weighted average tax rate		32.78%		(8.9)%		93.04%		(8.02)%
Tax expense/(benefit)	Rs.	6,639	Rs.	(966)	Rs.	2,645	Rs.	423
Tax expense/(benefit) recognised directly in the equity	Rs.	295	Rs.	(135)	Rs.	1	Rs.	(48)

The effective rate of tax for the nine months ended December 31, 2019 was lower primarily on account of recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits, losses and weighted deduction on eligible research and development expenditure in Dr. Reddy’s Laboratories Limited, India.

The effective rate of tax for the three months ended December 31, 2019 was lower primarily on account of weighted deduction on eligible research and development expenditure and on account of recognition of deferred tax assets related to losses.

Tax expenses/(benefits) recognized directly in the equity primarily relates to tax effects on the changes in fair value of financial instruments and the changes in fair value of cash flow hedges.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months and nine months ended December 31, 2020 and 2019:

	For the nine months ended December 31,				For the three months ended December 31,
Depreciation	2020		2019		2020		2019
Cost of revenues	Rs.	4,595	Rs.	4,842	Rs.	1,510	Rs.	1,576
Selling, general and administrative expenses		1,118		1,000		378		308
Research and development expenses		725		718		243		247
	Rs.	6,438	Rs.	6,560	Rs.	2,131	Rs.	2,131

	For the nine months ended December 31,				For the three months ended December 31,
Amortization	2020		2019		2020		2019
Cost of revenues	Rs.	-	Rs.	175	Rs.	-	Rs.	33
Selling, general and administrative expenses		3,109		2,687		1,058		895
Research and development expenses		80		85		27		26
	Rs.	3,189	Rs.	2,947	Rs.	1,085	Rs.	954

	For the nine months ended December 31,				For the three months ended December 31,
Employee benefits	2020		2019		2020		2019
Cost of revenues	Rs.	8,701	Rs.	8,006	Rs.	2,753	Rs.	2,559
Selling, general and administrative expenses		15,111		13,885		5,225		4,707
Research and development expenses		3,557		3,356		1,179		1,111
	Rs.	27,369	Rs.	25,247	Rs.	9,157	Rs.	8,377

18. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The liability recorded by the Company towards this obligation was Rs.224 and Rs.189 as at December 31, 2020 and March 31, 2020, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,030 and Rs.1,161 as at December 31, 2020 and March 31, 2020, respectively.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2019 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2019 (the “DRL 2019 Plan”) each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2020 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	92,092	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	52,316	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	96,080	Rs.	3,679.00	1 to 4 years	5 years
DRL 2018 Plan	150,740	Rs.	3,679.00	1 to 4 years	5 years

The above grants were made on May 19, 2020 and October 27, 2020.

The terms and conditions of the grants made during the nine months ended December 31, 2019 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	49,796	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	89,282	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	61,700	Rs.	2,814.00	1 to 4 years	5 years
DRL 2018 Plan	167,500	Rs.	2,814.00	1 to 4 years	5 years

The above grants were made on May 16, 2019 and October 31, 2019.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	October 27, 2020		May 19, 2020		May 19, 2020		October 31, 2019		May 16, 2019		May 16, 2019
Expected volatility		30.81%		29.12%		30.47%		27.10%		28.25%		29.29%
Exercise price	Rs.	5.00	Rs.	3,679.00	Rs.	5.00	Rs.	5.00	Rs.	2,814.00	Rs.	5.00
Option life		2.5 Years		5.0 Years		2.5 Years		2.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		4.36%		5.67%		4.62%		5.72%		7.14%		6.76%
Expected dividends		0.49%		0.68%		0.68%		0.72%		0.71%		0.71%
Grant date share price	Rs.	5,099.00	Rs.	3,700.00	Rs.	3,700.00	Rs.	2,783.20	Rs.	2,801.00	Rs.	2,801.00

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans (continued)

Share-based payment expense

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020		2019
Equity settled share-based payment expense(1)	Rs.	455	Rs.	399	Rs.	151	Rs.	127
Cash settled share-based payment expense(2)		152		66		29		28
	Rs.	607	Rs.	465	Rs.	180	Rs.	155

(1)	As of December 31, 2020 and 2019, there was Rs.799 and Rs.675, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.03 years and 1.98 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of December 31, 2020 and 2019, there was Rs.184 and Rs.129, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.98 years and 2.02 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

20. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Pvt. Ltd. for professional consulting services;
•	Samarjita Management Consultancy Private Limited for professional consulting services;
•	Cancelled Plans LLP for the sale of scrap materials;
•	Araku Originals Private Limited for the purchase of coffee powder;
•	DRES Energy Private Limited for the purchase of solar power; and
•	Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Related parties (continued)

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020			2019
Research and development services received	Rs.	81	Rs.	97	Rs.	29		Rs.	19
Sale of goods		22		11		1			-
Lease rentals received		1		-		-	*		-
Research and development services provided		39		58		39			-
Lease rentals paid		28		27		9			9
Catering expenses paid		221		242		82			67
Hotel expenses paid		6		18		2			7
Facility management services paid		27		-		9			-
Purchase of solar power		92		-		24			-
Civil works		35		76		20			28
Contributions towards social development		174		177		58			59
Salaries to relatives of key management personnel		6		6		1			2
Others		8		3		7			-

*	Rounded to the nearest million.

The Company had the following amounts due from related parties as at the following dates:

	As of
	December 31, 2020		March 31, 2020
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		69		68

The Company had the following amounts due to related parties as at the following dates:

	As of
	December 31, 2020		March 31, 2020
Due to related parties	Rs.	23	Rs.	91

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020		2019
Salaries and other benefits	Rs.	579	Rs.	481	Rs.	204	Rs.	166
Contributions to defined contribution plans		25		26		8		9
Commission to directors		255		205		85		75
Share-based payment expense		201		122		80		43
	Rs.	1,060	Rs.	834	Rs.	377	Rs.	293

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at December 31, 2020 and March 31, 2020 were as follows:

	As of December 31, 2020				As of March 31, 2020
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	4,321	Rs.	4,321	Rs.	2,053	Rs.	2,053
Other investments(1)		16,961		16,961		24,015		24,015
Trade and other receivables		53,408		53,408		52,015		52,015
Derivative financial instruments		1,907		1,907		1,105		1,105
Other assets(2)		3,831		3,831		4,170		4,170
Total	Rs.	80,428	Rs.	80,428	Rs.	83,358	Rs.	83,358
Liabilities:
Trade and other payables	Rs.	23,072	Rs.	23,072	Rs.	16,659	Rs.	16,659
Derivative financial instruments		917		917		1,602		1,602
Long-term borrowings		7,333		7,333		5,570		5,570
Short-term borrowings		13,110		13,110		16,441		16,441
Bank overdraft		-		-		91		91
Other liabilities and provisions(3)		24,911		24,911		25,317		25,317
Total	Rs.	69,343	Rs.	69,343	Rs.	65,680	Rs.	65,680

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.13,118 and Rs.10,476 as of December 31, 2020 and March 31, 2020, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.11,989 and Rs.10,725 as of December 31, 2020 and March 31, 2020, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	6,214	Rs.	-	Rs.	-	Rs.	6,214
FVTOCI - Financial asset - Investment in equity securities		3,287		-		-		3,287
Derivative financial instruments – net gain on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		990		-		990
Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 29 for details)		-		-		561		561

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2020:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,832	Rs.	-	Rs.	-	Rs.	13,832
FVTOCI - Financial asset - Investment in equity securities		303		-		-		303
FVTOCI - Financial asset - Investment in market linked debentures		1,993		-		-		1,993
Derivative financial instruments – net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(497)		-		(497)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at December 31, 2020 and March 31, 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus and Euros, and foreign currency debt in U.S. dollars, South African rands, Russian roubles, Brazilian reals and Mexican pesos.

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds and market linked debentures, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable period ended:

	For the nine months ended December 31,				For the three months ended December 31,
	2020		2019		2020		2019
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	2,092	Rs.	(859)	Rs.	706	Rs.	(544)
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		976		(400)		59		(129)
Net gain/(loss) reclassified from equity and recognized as component of revenue on occurrence of forecasted transaction		69		34		162		(32)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.255 as at December 31, 2020, as compared to a loss of Rs.721 as at March 31, 2020.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2020 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the “Delaware District Court”), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the United States immediately following the U.S. FDA approval on June 14, 2018. On July 12, 2019, the U.S. Court of Appeals for the Federal Circuit (“the Court of Appeals”) affirmed the Delaware District Court’s ruling that the Company’s generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware District Court’s case (U.S. patent numbers 8,603,514 and 8,015,150).

After the Delaware District Court’s decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”), styled Indivior Inc. et al. v. Dr. Reddy’s Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on June 15, 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court. Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the order, Indivior was required to and did post a bond of U.S.$72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. The Court of Appeals denied Indivior’s petition for rehearing on February 4, 2019.

Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to keep the preliminary injunction in place, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

Indivior’s petition was denied by the Chief Justice of the U.S. Supreme Court on February 19, 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior’s claims under U.S. patent number 9,855,221. On November 5, 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on January 8, 2020, the New Jersey District Court entered a stipulated order that the Company’s generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court’s claim construction order. The Company filed a motion requesting that the New Jersey District Court enter partial final judgment in the Company’s favor relating to the allegations of infringement of U.S. patent number 9,931,305, which the District Court denied without prejudice on August 24, 2020, pending resolution of Indivior’s allegations relating to U.S. patent number 9,687,454.

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior appealed the Magistrate Judge’s ruling to the District Court Judge and, on August 24, 2020, the District Court Judge denied Indivior’s appeal. The District Court did grant Indivior’s motion to bifurcate the patent claims and the antitrust claims into two separate trials. No trial date has been set and discovery on both the patent and antitrust claims is ongoing. Fact discovery is scheduled to close on January 29, 2021.

In addition to the District Court proceeding, on November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of U.S. patent number 9,687,454 before the Patent Trial and Appeal Board (“PTAB”). On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. The PTAB heard oral argument in the pending inter-partes review challenge on March 3, 2020.

On June 2, 2020, the PTAB issued a final written decision in the Company’s favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of the ’454 patent were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. Indivior filed a timely notice of appeal of the PTAB’s Final Written Decision (“ FWD”) for claims 1-5, 7, and 9-14, and the Company cross appealed the PTAB’s FWD on claim 8. In the PTAB appeal, Indivior submitted its principal appeal brief on December 9, 2020. The Company’s responsive appeal brief is currently due on February 18, 2021.

The Company intends to vigorously defend its positions and pursue a claim for damages caused by the preliminary injunction. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision was made in these interim financial statements.

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

As previously disclosed in the Company’s annual and quarterly reports, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations on the maximum prices permissible for “specified product” Norfloxacin under applicable price control regulations. The matter is adjourned to February 3, 2021 for hearing.

Litigation relating to Cardiovascular and Anti-diabetic formulations

As previously disclosed in the Company’s annual and quarterly reports, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations that the Company violated the maximum prices permissible for various formulations in the cardiovascular and anti-diabetic therapeutic areas under applicable price control regulations. The matter is adjourned to February 8, 2021 for hearing.

Other product and patent related matters

Namenda Litigation

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product.

On August 23, 2020, the Company and certain other defendants entered into a settlement agreement. The settlement agreement calls for the dismissal with prejudice of the claims brought by the plaintiff on behalf of the putative class, in exchange for the payment of U.S.$0.4. The Company paid that amount into escrow. The Court preliminarily approved the settlement on October 5, 2020. The settlement agreement is contingent upon final court approval. The settlement agreement explicitly disclaims any liability or wrongdoing.

Following the settlement agreement, the Company recognized such amount in the unaudited condensed consolidated interim income statement for the three months ended September 30, 2020.

On November 5, 2019 plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC filed suit against the Company and other drug manufacturers in the United States District Court for the Southern District of New York. The claims in this complaint were similar in nature to the claims in the Sergeants lawsuit, and those cases were coordinated for discovery purposes. On April 14, 2020, with the consent of the Company and the other defendants, plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC voluntarily dismissed their claims without prejudice.

Other class action complaints containing similar allegations to the Sergeants complaint have also been filed in the U.S. District Court for the Southern District of New York. However, apart from the Sergeants case described above, there are no such class actions that are pending and that name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the U.S. District Court for the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability, apart from the settlement payment described above, that may arise on account of alleged violation of federal antitrust laws is not probable.

Ranitidine Recall and Litigation

As previously disclosed in the Company’s annual and quarterly reports, following a voluntary recall of the Company’s ranitidine medications sold in the United States due to confirmed contamination with N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA, multiple ranitidine related complaints were filed against the parent company, one of the Company’s U.S. subsidiaries and the Company’s Swiss subsidiary, along with numerous other pharmaceutical manufacturers and retailers. These complaints were subsumed by the June 22, 2020, filing of three new master complaints – a Master Personal Injury Complaint, a Consolidated Consumer Class Action Complaint and a Consolidated Third-Party Payor Class Action Complaint, in the ranitidine multidistrict litigation (“MDL”) located in the United States District Court for the Southern District of Florida (the “Florida District Court"). More than 120 short-form complaints from individual plaintiffs have been filed against the Company in the MDL, and the Company anticipates many additional claims. A census registry established by the Florida District Court includes over 60,000 claimants who have not filed complaints but are presenting claims for consideration in the MDL.

On December 31, 2020, the Florida District Court ruled on multiple motions to dismiss in the MDL and granted the generic manufacturers’ motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. The Company expects to challenge the amended complaints once they are filed by plaintiffs.

During the three months ended June 30, 2020, the New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserts claims of statutory and common law public nuisance and negligence claims against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to the MDL, where the case presently resides. The State of New Mexico is seeking to have the case transferred back to the Santa Fe County Court. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The Company has joined in an effort to transfer the case from the Circuit Court of Maryland to the MDL, and the City of Baltimore is opposing such a transfer. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

The Company believes that all of the aforesaid complaints and asserted claims are without merit, denies any wrongdoing and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these interim financial statements.

United States Antitrust Multi-District Litigation

As previously disclosed in the Company’s annual and quarterly reports, the Attorneys General for forty-nine U.S. States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed a lawsuit asserting claims against a number of pharmaceutical companies, including the Company’s subsidiary, Dr. Reddy’s Laboratories, Inc., alleging conspiracies to fix prices and to allocate bids and customers, and such case was subsequently consolidated with certain private plaintiff class actions in a multi-district litigation (“MDL”) in the United States District Court for the Eastern District of Pennsylvania, MDL 2724, In re Generic Pharmaceuticals Antitrust Pricing Litigation (the “MDL-2724”).

Antitrust Case Filed by Humana Inc.:

On August 3, 2018, Humana, Inc., filed a complaint against the Company’s U.S. subsidiary and thirty-nine other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of twenty-nine named generic drugs. On December 15, 2020, Humana, Inc., filed an Amended Complaint encompassing fifty-one defendants and a total of one hundred forty nine drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named as a defendant with respect to eighteen generic drugs: allopurinol, ciprofloxacin ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir, and zoledronic acid. The Company’s subsidiary is also named as a co-conspirator on an alleged “overarching conspiracy” claim with respect to the other generic drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Case Filed by Health Care Services, Inc.

On December 11, 2019, Health Care Services, Inc. filed a complaint against the Company’s U.S. subsidiary and thirty-eight other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Health Care Services filed an Amended Complaint naming a total of one hundred seventy drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin HCL, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, ranitidine, sumatriptan, tizanidine, valganiciclovir and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States’ antitrust laws and twenty-seven States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Case Filed by Molina Healthcare Inc.

On December 27, 2019, Molina Healthcare Inc. filed a complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Molina Healthcare filed an Amended Complaint against a total of fifty-eight defendants involving one hundred eighty four drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of eleven States’ antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Antitrust Case Filed by Cigna Corp.

On June 9, 2020, Cigna Corp. filed a complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred forty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Cigna Corp. filed an Amended Complaint against a total of forty-two defendants encompassing a total of two hundred and thirty-nine drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to twelve drugs: allopurinol, ciprofloxacin HCL, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozine, paricalcitol, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States’ antitrust laws and twenty-nine States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Case Filed by Rite Aid Corporation and Rite Aid HdqtRs. Corp.

On July 9, 2020, Rite Aid Corporation and Rite Aid Hdqtrs Corp. filed a complaint on their own behalf, and as assignee of McKesson Corporation with regard to drugs sold by McKesson to Rite Aid, against the Company’s U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty-five generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Rite Aid filed an Amended Complaint against a total of fifty-five defendants involving a total of one hundred eighty eight drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozine, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint; and, alternatively, was part of an overarching conspiracy with eighteen of the defendants named with regard to forty-five of the drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Complaint Filed by Suffolk County, New York

On August 27, 2020, Suffolk County, New York, filed a complaint against the Company’s U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to twelve drugs: ciprofloxacin ER, divalproex ER, fenofibrate, fluconazole, glimepiride, glyburide, metformin, oxaprozin, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Complaint Filed by J M Smith

On September 4, 2020, J M Smith Corporation, as assignee of Burlington Drug Company, filed a complaint against the Company’s U.S. subsidiary and fifty other defendants, involving a total of one hundred thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint; The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Antitrust Complaint Filed by Walgreen Company

On December 11, 2020, Walgreen Company filed a complaint against the Company’s U.S. subsidiary and fifty-four other defendants, involving a total of one hundred eighty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. Walgreen asserts claims on its own behalf and as assignee of AmeriSource Bergen for drugs that AmeriSource Bergen sold to Walgreen. The Company’s U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Antitrust Complaint Filed by CVS Pharmacy Inc.

On December 15, 2020, CVS Pharmacy, Inc., filed a complaint against the Company’s U.S. subsidiary and fifty-seven other defendants, involving a total of four hundred four generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. CVS Pharmacy asserts claims on its own behalf and as assignee of Cardinal Health and McKesson for drugs that Cardinal Health and McKesson sold to CVS. The Company’s U.S. subsidiary is specifically named with respect to seven drugs: ciprofloxacin ER, glimepiride, meprobamate, oxaprozin, pravastatin, tizanidine and zoledronic acid. Plaintiff alleges that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Note on Antitrust Complaints

The Company believes that all of the aforesaid complaints and asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these interim financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Section 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and adds an additional 20 generic drug companies. The Amended Statement of Claim also removes the identification of specific drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements.

Securities Class Action Litigation

As previously disclosed in the Company’s annual and quarterly reports, on May 15, 2020, Dr. Reddy’s Laboratories Limited, Dr. Reddy’s Laboratories, Inc., and certain of the Company’s current or former directors and officers entered into a Stipulation and Agreement of Settlement (the “Stipulation”) with lead plaintiff the Public Employees’ Retirement System of Mississippi in the putative securities class action filed against the defendants in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company agreed to pay U.S.$9. On December 23, 2020, the court issued a final order and judgment approving the settlement.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Subject to the terms of the Stipulation, in exchange for the settlement consideration, lead plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind.

Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on these interim financial statements.

The amount payable to the plaintiffs on account of the settlement and the corresponding receivable from the insurer have been presented under “other current assets” and “other current liabilities”, respectively, in these interim financial statements.

Indirect taxes related matters

Order from Good and Service Tax Authorities, India

The Company has received orders from Good and Service Tax (“GST”) authorities denying the refund with respect to refund applications filed for deemed exports with payment of GST and supplies to SEZ with payment of GST, stating that the claims are time barred in nature. The amount involved is Rs.18. The Company is in process of filing an appeal for the same. Accordingly, no provision was made in these interim financial statements.

23. Internal Investigation

The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws. The investigation is being carried out by a reputed independent U.S. law firm.

As the investigation is ongoing, the Company cannot predict the final outcome with any certainty at this time. There can also be no assurance that government enforcement actions will not be commenced against the Company in the United States and/or foreign jurisdictions in respect of the matters that are the subject of the investigation. Such enforcement actions could lead to civil and criminal sanctions under relevant laws. The imposition of such sanctions could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company is also unable to determine at this time the effect, if any, such investigation may have on the Company’s financial statements, or whether the results of the investigation will indicate that its internal controls over financial reporting were not operating effectively.

24. Impact of COVID-19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

25. Update on Cyber Incident

On October 22, 2020, the Company experienced a cybersecurity incident related to ransom-ware. The Company was able to contain the incident in a timely fashion and also ensured that all traces of the infection were completely cleansed from its network. All affected systems were restored and brought back to normalcy in the order of priority. Based on the Company’s forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. The Code on Social Security, 2020

The Code on Social Security, 2020 (“Code”) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

27. Secondary listing of the Company’s ADR on NSE IFSC Limited

The Company completed the secondary listing of its American Depository Receipts (“ADRs”) on NSE IFSC Limited under the symbol ’DRREDDY’ on December 9, 2020. NSE IFSC Limited is a recognized international stock exchange established in the International Financial Services Centre (“IFSC”) at Gujarat International Finance Tec (“GIFT”) City in Gujarat, India. IFSC is one of the permissible jurisdictions where Depository Receipts can be listed. This listing will provide a secondary platform (other than NYSE Inc.) to overseas investors for trading in the Company’s ADRs. This is a secondary listing of ADRs that are currently issued by J.P. Morgan Chase Bank N.A. under its ADR Deposit Agreement with the Company, and no further capital raising or issuance of new securities is involved.

28. Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the “Scheme”) of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

The Scheme of Amalgamation of DRHL with the Company was filed with BSE and NSE (Stock Exchanges) for their consideration and approval. No observation letters were received from the stock exchanges on the basis of no comments received from SEBI on October 11, 2019. The Company has filed an application with the Hon’ble National Company Law Tribunal (“NCLT”) Hyderabad, seeking direction for conducting court convened meetings of the shareholders and unsecured creditors. The NCLT in its order dated November 22, 2019 directed the Company to conduct meetings of the shareholders’ and creditors. The NCLT also appointed the Chairpersons and Scrutinizers for the respective meetings. The notice convening the shareholders and unsecured creditors meetings on January 2, 2020, were circulated within statutory timelines for approval of Scheme of Amalgamation of DRHL with the Company.

The resolutions were passed with requisite majority of shareholders (99.98%) and unsecured creditors (100%) at the respective shareholders and unsecured creditors meetings on January 2, 2020. The petition for approval of the Scheme has been filed with Hon’ble NCLT on January 9, 2020. The matter is adjourned to February 22, 2021 for hearing.

 29. Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company entered into a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.18,500.

The business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was to be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the “Business Undertaking”). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

37

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Business Transfer Agreement with Wockhardt Limited (continued)

As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the year ended March 31, 2020.

Due to the COVID-19 pandemic and the consequent government restrictions, there has been a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Accordingly, through an amendment to the BTA, the Company and Wockhardt agreed that the consideration shall now be upto Rs.18,500, to be paid as per the following terms:

a)	an amount of Rs.14,830 to be paid on the date of closing;
b)	an amount of Rs.670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;
c)	an amount of Rs.3,000 (the “Holdback Amount”) which shall be released as follows:

•	If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds Rs.4,800, the Company will be required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeds Rs.4,800, subject to the maximum of the Holdback Amount.

The acquisition is in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company’s pharmaceutical portfolio and products in the Indian market.

The transaction was completed on June 10, 2020.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

As of June 30, 2020, the purchase price allocation was preliminary.

During the three months ended September 30, 2020, the Company completed the purchase price allocation. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	14,990
Payment through Escrow account	564
Contingent consideration (Holdback Amount)	561
Total consideration	16,115
Assets acquired
Goodwill	530
Property, plant and equipment	373
Product related intangibles	14,888
Inventories	466
Other assets	245
Liabilities assumed
Employee benefits	(145)
Refund liability	(242)
Total net assets	16,115

The total goodwill of Rs.530 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. The entire amount of goodwill is deductible for tax purposes.

Acquisition related costs amounted to Rs.60 and were excluded from the consideration transferred and were recognized as expense under “Selling, general and administrative expenses” in the interim income statements for the nine months ended December 31, 2020.

The fair value of the contingent consideration of Rs.561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13, “Fair Value Measurement” refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast.

38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Business Transfer Agreement with Wockhardt Limited (continued)

A 1% increase/(decrease) in the sales forecast would result in loss/(gain) in the interim income statements by Rs.102. However, the maximum amount of the Holdback Amount is Rs.3,000 as per the BTA.

The amount of revenue included in the interim income statements for the nine months ended December 31, 2020 pertaining to the acquired business since June 10, 2020 is Rs.3,026.

The acquired business has been integrated into the Company’s existing activities and it is not practicable to identify the impact on the Company profit in the period.

30. Update on the warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

Tabulated below are the further updates with respect to the aforementioned sites:

Month and year	Update
February, March and April 2017	The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada.
June 2017	The U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda was successfully closed.
November 2017	The Company received EIRs from the U.S. FDA for the oncology manufacturing facility at Duvvada which indicated that the inspection status of this facility remained unchanged.
February 2018	The Company received EIRs from the U.S. FDA for API manufacturing facility at Srikakulam which indicated that the inspection status of this facility remained unchanged.
June 2018	The Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada.
October 2018	The re-inspection was completed for the oncology formulation manufacturing facility at Duvvada and the U.S. FDA issued a Form 483 with eight observations.
November 2018	The Company responded to the observations identified by the U.S. FDA for the oncology formulation manufacturing facility at Duvvada in October 2018.
February 2019	The U.S. FDA issued an EIR indicating successful closure of the audit of the oncology formulation manufacturing facility at Duvvada.

With respect to the API manufacturing facility at Srikakulam, subsequent to the receipt of an EIR in February 2018, the Company was asked, in October 2018, to carry out certain detailed investigations and analyses and the Company submitted the results of the investigations and analyses. As part of the review of the response by the U.S. FDA, certain additional follow on queries were received by the Company, and the Company responded to all such queries in January 2019.

In February 2019, the Company received certain other follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA completed the audit on January 28, 2020. The Company was issued a Form 483 with 5 observations and responded to the observations in February 2020. In May 2020, the Company received an EIR from the U.S. FDA, for the above-referred facility, indicating closure of the audit and classifying the inspection of this facility as Voluntary Action Indicated (“VAI”). With this, all facilities under warning letter are now determined as VAI.

39

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Update on the warning letter from the U.S. FDA (continued)

Inspection of other facilities:

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities of the Company:

Located in India

Month and year	Unit	Details of observations
June 2018	API Srikakulam Plant (SEZ)	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in August 2018.
November 2018	Formulations Srikakulam Plant (SEZ) Unit II	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in February 2019.
January 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an EIR indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda

One observation was noted. The Company responded to the observation.

In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

January 2019	Formulations manufacturing facility at Bachupally, Hyderabad

Eleven observations were noted. The Company responded to the observations in January 2019.

In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

March 2019	Aurigene Discovery Technologies Limited, Hyderabad	No observations noted. In June 2019, the Company received an EIR from the U.S. FDA indicating the closure of audit for this facility.
June 2019	Formulations manufacturing plants, Duvvada {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX)}	Two observations were noted. The Company responded to the observations. In September 2019, an EIR was issued by the U.S. FDA indicating the closure of audit of these facilities.
July 2019	API Hyderabad plant 2, Bollaram, Hyderabad

Five observations were noted during U.S. FDA inspection. The Company responded to the observations in August 2019.

In October 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August 2019	Formulations manufacturing plants, (Vizag SEZ plant 1), Duvvada, Visakhapatnam (FTO VII)

Eight observations were noted. The Company responded to the observations in September 2019.

In February 2020, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August 2019	Formulations manufacturing facility at Shreveport, Louisiana, U.S.A

No observations were noted.

In October 2019, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as No Action Initiated (“NAI”).

October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit.

40

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Update on the warning letter from the U.S. FDA (continued)

Month and year	Unit	Details of observations
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
February 2020	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda

Three observations were noted. The Company responded to the observations in March 2020.

In April 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.

No U.S. FDA audits were conducted during the nine months ended December 31, 2020.

31. Subsequent events

None. Please refer to Notes 10 and 22 of these interim financial statements for the details of subsequent events relating to impairment loss assessment and contingencies, respectively.

41

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2020 and the six months ended September 30, 2020, all of which are on file with the SEC, and the interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2020 compared to the three months ended December 31, 2019

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2020		2019
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	49,296	100.0%	43,838	100.0%	12.5%
Gross profit	26,538	53.8%	23,722	54.1%	11.9%
Selling, general and administrative expenses	14,387	29.2%	12,670	28.9%	13.6%
Research and development expenses	4,108	8.3%	3,949	9.0%	4.0%
Impairment of non-current assets	5,972	12.1%	13,200	30.1%	(54.8%)
Other income, net	(128)	(0.3%)	(228)	(0.5%)	(43.9%)
Results from operating activities	2,199	4.5%	(5,869)	(13.4%)	-
Finance income, net	493	1.0%	419	1.0%	17.7%
Share of profit of equity accounted investees, net of tax	151	0.3%	176	0.4%	(14.2%)
Profit/(loss) before tax	2,843	5.8%	(5,274)	(12.0%)	-
Tax expense, net	2,645	5.4%	423	1.0%	525.3%
Profit/(loss) for the period	198	0.4%	(5,697)	(13.0%)	-

Revenues

Our overall consolidated revenues were Rs.49,296 million for the three months ended December 31, 2020, an increase of 12% as compared to Rs.43,838 million for the three months ended December 31, 2019.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2020		2019
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	40,751	83%	35,927	82%	13.4%
PSAI	7,009	14%	6,906	16%	1.5%
Proprietary Products	124	0%	241	1%	(48.5%)
Others	1,412	3%	764	2%	84.8%
Total	49,296	100%	43,838	100%	12.5%

42

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.40,751 million for the three months ended December 31, 2020, an increase of 13% as compared to Rs.35,927 million for the three months ended December 31, 2019.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 14% resulting from the introduction of new products during the period, which also includes the contribution to our India business made by brands acquired from Wockhardt;
•	an increase of approximately 4% resulting from an increase in the sales volumes of existing products in this segment;
•	the foregoing was partially offset by a decrease of approximately 5% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.17,394 million for the three months ended December 31, 2020, an increase of 9% as compared to Rs.15,999 million for the three months ended December 31, 2019. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 4% in the three months ended December 31, 2020 as compared to the three months ended December 31, 2019.

This increase in revenues was largely attributable to the following:

•	an increase of approximately 4% on account of increased sales volumes of existing products in this segment;
•	an increase of approximately 13% on account of the introduction of new products during the period; and
•	a decrease of approximately 8% resulting from the net impact of changes in sales prices of the products in this segment.

During the three months ended December 31, 2020, we made two new ANDA filing to the U.S.FDA. As of December 31, 2020, we had 89 filings pending approval with the U.S. FDA, which includes two NDA filings under section 505(b) (2) and 87 ANDA filings. Out of these 87 ANDA filings, 48 are Paragraph IV filings and we believe we are the first to file with respect to 24 of these filings.

During the three months ended December 31, 2020, we launched 4 new products in North America (the United States and Canada). This includes the launch of Cinacalcet, Succinylcholine and Sapropterin in the United States and the launch of Daptomycin in Canada.

Europe: Our Global Generics segment’s revenues from Europe are derived from Germany, the United Kingdom, Italy, France, Spain, Austria and our out-licensing business across Europe. Such revenues were Rs.4,143 million for the three months ended December 31, 2020, an increase of 34% as compared to Rs.3,093 million for the three months ended December 31, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the European Euro and Great Britain’s pound sterling, this increase was on account of new products launched between January 1, 2020 and December 31, 2020, as well as increases in the sales volumes of our existing products, which was partially offset by a decline in the sales price of our existing products.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2020 were Rs.9,591 million, an increase of 26% as compared to the three months ended December 31, 2019. This increase was attributable to sales from the acquired brands from Wockhardt in June 2020, an increase in price of our existing products and new products we launched between January 1, 2020 and December 31, 2020, and was partially offset by a decline in the sales volume of our existing products.

According to IQVIA in its Moving Quarterly Total report for the three months ended December 31, 2020, our secondary sales in India increased by 13.5% during such period, as compared to the India pharmaceutical market’s growth of 8.3% during such period.

43

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, China, South Africa and Brazil) for the three months ended December 31, 2020 were Rs.9,623 million, an increase of 5% as compared to Rs.9,199 million for the three months ended December 31, 2019.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2020 were Rs.4,529 million, a decrease of 8% as compared to Rs.4,917 million for the three months ended December 31, 2019. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 4% for the three months ended December 31, 2020 as compared to the three months ended December 31, 2019. The increase in revenues in constant currency was on account of an increase in sales price of our existing products and new products launched between January 1, 2020 and December 31, 2020. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended December 31, 2020 were 46% of our total revenues from Russia.

According to IQVIA, as per its Moving Quarterly Total report for the three months ended November 30, 2020, our sales value growth and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the three months ended November 30, 2020
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	15.7%	12.8%	15.3%	10.9%
Over-the-counter (OTC)	23.7%	16.9%	22.5%	7.6%
Total (Rx + OTC)	19.4%	14.3%	18.9%	8.7%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,147 million for the three months ended December 31, 2020, an increase of 18% as compared to Rs.1,818 million for the three months ended December 31, 2019. This increase was attributable to the increase in sales volumes of our existing major brands coupled with new products launched between January 1, 2020 and December 31, 2020.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,947 million for the three months ended December 31, 2020, an increase of 20% as compared to Rs.2,464 million for the three months ended December 31,2019. This increase was largely attributable to sales from new products launched between January 1, 2020 and December 31, 2020 and increased sales volumes of our existing products, which was partially offset by price erosion in certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2020 were Rs.7,009 million, an increase of 2% as compared to Rs.6,906 million for the three months ended December 31, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to an increase in our new product sales, which was partially offset by a decline in the volumes of existing products.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.124 million for the three months ended December 31, 2020, a decline of 49% as compared to Rs.241 million for the three months ended December 31, 2019.

44

Gross Profit

Our gross profit was Rs.26,538 million for the three months ended December 31, 2020, representing 53.8% of our revenues for that period, as compared to Rs.23,722 million for the three months ended December 31, 2019, representing 54.1% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2020		2019
	(Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	23,454	57.6%	20,910	58.2%
PSAI	1,773	25.3%	2,072	30.0%
Proprietary Products	100	80.6%	246	102.1%
Others	1,211	85.8%	494	64.7%
Total	26,538	53.8%	23,722	54.1%

The gross profit from our Global Generics segment decreased to 57.6% for the three months ended December 31, 2020 from 58.2% for the three months ended December 31, 2019. This decrease was on account of price erosion for certain products and a decline in the export benefits received during the quarter, partially offset by changes in our existing product mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

The gross profit from our PSAI segment decreased to 25.3% for the three months ended December 31, 2020, from 30.0% for the three months ended December 31, 2019. This decrease was primarily on account of changes in our existing products mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products). This was partially offset by the net benefit from exchange rates fluctuation.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.14,387 million for the three months ended December 31, 2020, an increase of 14% as compared toRs.12,670 million for the three months ended December 31, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 4% on account of increased personnel costs for annual raises and the costs of the employees that we hired in connection with our acquisition of select brands and a plant facility at Baddi from Wockhardt;
•	an increase of 4% on account of higher legal and professional costs;
•	an increase of 3% on account of higher logistics costs for the supply of goods; and
•	an increase of 2% on account of higher depreciation and amortization charges.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 29.2% for the three months ended December 31, 2020 from 28.9% for the three months ended December 31, 2019.

Impairment of non-current assets

Our impairment of non-current assets expense charges were Rs.5,972 million for the three months ended December 31, 2020 as compared to a charge of Rs.13,200 million for the three months ended December 31, 2019 (Refer to Notes 8 and 10 of our interim financial statements for further details).

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Research and development expenses

Our research and development expenses were Rs.4,108 million for the three months ended December 31, 2020, an increase of 4% as compared to Rs.3,949 million for the three months ended December 31, 2019. This increase was primarily on account of higher developmental expenditures on certain projects in our Global Generics segment.

As a proportion of our total revenues, our research and development expenses were 8.3% for the three months ended December 31, 2019, 2020, as compared to 9.0% for the three months ended December 31, 2019.

Other income, net

Our net other income was Rs.128 million for the three months ended December 31, 2020, as compared to net other income of Rs.228 million for the three months ended December 31, 2019.

Finance income, net

Our net finance income was Rs.493 million for the three months ended December 31, 2020, as compared to Rs.419 million for the three months ended December 31, 2019. This increase in net finance income was due to the following: ·

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.111 million for the three months ended December 31, 2020, as compared to Rs.218 million for the three months ended December 31, 2019;

•	net interest income of Rs.69 million for the three months ended December 31, 2020, as compared to net interest income of Rs.55 million for the three months ended December 31, 2019; and

•	net foreign exchange gain of Rs.313 million for the three months ended December 31, 2020, as compared to net foreign exchange gain of Rs.146 million for the three months ended December 31, 2019.

Profit before tax

As a result of the above, our profit before tax was Rs.2,843 million for the three months ended December 31, 2020, as compared to a loss before tax of Rs.5,274 million for the three months ended December 31, 2019.

Tax expense

Our consolidated weighted average tax rate for the three months ended December 31, 2020 was an expense of 93.04% as compared to 8.0% for the three months ended December 31, 2019. Income tax expense was Rs.2,645 million for the three months ended December 31, 2020, as compared to income tax expense of Rs.423 million for the three months ended December 31, 2019.

The effective rate of tax for the three months ended December 31, 2019 was lower primarily on account of weighted deduction on eligible research and development expenditure and on account of recognition of deferred tax assets related to losses.

Profit for the period

As a result of the above, our net profit was Rs.198 million for the three months ended December 31, 2020, representing 0.4% of our total revenues for such period, as compared to a loss of Rs.5,697 million for the three months ended December 31, 2019, representing (13.0%) of our total revenues for such period.

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Section B:

Nine months ended December 31, 2020 compared to the nine months ended December 31, 2019

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2020		2019
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	142,438	100.0%	130,282	100.0%	9.3%
Gross profit	77,702	54.6%	71,201	54.7%	9.1%
Selling, general and administrative expenses	40,280	28.3%	37,952	29.1%	6.1%
Research and development expenses	12,447	8.7%	11,220	8.6%	10.9%
Impairment of non-current assets	6,753	4.7%	16,760	12.9%	(59.7%)
Other income, net	(395)	(0.3%)	(4,122)	(3.2%)	(90.4%)
Results from operating activities	18,617	13.1%	9,391	7.2%	98.2%
Finance income, net	1,335	0.9%	1,043	0.8%	28.0%
Share of profit of equity accounted investees, net of tax	301	0.2%	456	0.4%	(34.0%)
Profit before tax	20,253	14.2%	10,890	8.4%	86.0%
Tax expense/(benefit), net	6,639	4.7%	(966)	(0.7%)	-
Profit for the period	13,614	9.6%	11,856	9.1%	14.8%

Revenues

Our overall consolidated revenues were Rs.142,438 million for the nine months ended December 31, 2020, an increase of 9% as compared to Rs.130,282 million for the nine months ended December 31, 2019.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2020		2019
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	115,667	81%	101,725	78%	13.7%
PSAI	24,067	17%	18,552	14%	29.7%
Proprietary Products	280	0%	7,947	6%	(96.5%)
Others	2,424	2%	2,058	2%	17.8%
Total	142,438	100%	130,282	100%	9.3%

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Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.115,667 million the nine months ended December 31, 2020, an increase of 14% as compared to Rs.101,725 million for the nine months ended December 31, 2019.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 14% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 3% resulting from a net increase in the sales volume of existing products in this segment; and

•	a decrease of approximately 3% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the nine months ended December 31, 2020 were Rs.53,003 million, an increase of 14% as compared to Rs.46,587 million for the nine months ended December 31, 2019. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 8% in nine months ended December 31, 2020 as compared to the nine months ended December 31, 2019.

During the nine months ended December 31, 2020, we launched 21 new products in North America (the United States and Canada). We launched 18 new products in the United States which are Fenofibrate Tabs, Nitroglycerin Patch, Amphetamine, Desmopressin Ampules, Colchicine Tabs, Abiraterone Acetate, OTC Nicotine Lozenge, Ciprofloxacin Dexamethasone, Penicillamine Caps, Methylphenidate ER, Dexmedetomidine Fulvestrant Inj, OTC Diclofenac, OTC Olopatadine, Dimethyl Fumarate, Cinacalcet, Succinylcholine and Sapropterin. We also launched 3 new products in Canada, which are Cabazitaxel, Succinylcholine and Daptomycin.

Europe: Our Global Generics segment’s revenues from Europe were Rs.11,448 million for the nine months ended December 31, 2020, an increase of 39% as compared to Rs.8,261 million for the nine months ended December 31, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the European Euro and Great Britain’s Pound sterling, this increase was largely attributable to the new products launched.

India: Our Global Generics segment’s revenues from India were Rs.24,975 million for the nine months ended December 31, 2020, an increase of 13% as compared to Rs.22,107 million for the nine months ended December 31, 2019. During the nine months ended December 31, 2020, we launched 18 new brands in India.

According to IQVIA in its Moving Annual Total report for the twelve months ended December 31, 2020, our secondary sales in India increased by 1.5% during such period, as compared to the India pharmaceutical market’s growth of 4.4% during such period.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily China, South Africa and Brazil) for the nine months ended December 31, 2020 were Rs.26,242 million, an increase of 6% as compared to Rs.24,770 million for the nine months ended December 31, 2019.

Russia: Our Global Generics segment’s revenues from Russia were Rs.11,779 million for the nine months ended December 31, 2020, a decrease of 9% as compared to Rs.12,985 million for the nine months ended December 31, 2019. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 2% for the nine months ended December 31, 2020 as compared to the nine months ended December 31, 2019. Our OTC division’s revenues from Russia for the nine months ended December 31, 2020 were 44% of our total revenues from Russia.

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According to IQVIA, as per its report for the eight months ended November 30, 2020, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the eight months ended November 30, 2020
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	4.2%	-1.2%	4.0%	-0.3%
Over-the-counter (OTC)	8.5%	2.1%	11.0%	-1.0%
Total (Rx + OTC)	6.2%	-0.1%	7.5%	-0.7%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.5,524 million for the nine months ended December 31, 2020, an increase of 18% as compared to Rs.4,696 million for the nine months ended December 31, 2019.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.8,939 million for the nine months ended December 31, 2020, an increase of 26% as compared to Rs.7,089 million for the nine months ended December 31, 2019.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2020 were Rs.24,067 million, an increase of 30% as compared to Rs.18,552 million for the nine months ended December 31, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to an increase in the sales volume of our existing products and contribution from new products.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.280 million for the nine months ended December 31, 2020, a decrease of 97% as compared to Rs.7,947 million for the nine months ended December 31, 2019. This decrease was primarily on account of divesture of our neurological product brands ZEMBRACE® SMYTOUCH® (sumatriptan injection 3mg) & TOSYMRA™ (sumatriptan nasal spray 10mg) for Rs.7,486 million during the nine months ended December 31, 2019.

Gross Profit

Our total gross profit was Rs.77,702 million for the nine months ended December 31, 2020, representing 54.6% of our revenues for that period, as compared to Rs.71,201 million for the nine months ended December 31, 2019, representing 54.7% of our revenues for that period.

	For the nine months ended December 31,
	2020		2019
	(Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	68,665	59.4%	58,117	57.1%
PSAI	6,913	28.7%	4,147	22.4%
Proprietary Products	244	87.1%	7,751	97.5%
Others	1,880	77.6%	1,186	57.6%
Total	77,702	54.6%	71,201	54.7%

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After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 59.4% for the the nine months ended December 31, 2020, from 57.1% for the nine months ended December 31, 2019. This increase is on account of the following factors:

•	the net benefit from exchange rate fluctuation of multiple currencies in the markets in which we operate against the Indian Rupee;
•	new product launches with higher gross margins;
•	lower inventory write-off charges; and
•	manufacturing leverage benefits of higher sales at the same levels of overheads.

This increase was partially offset by a reduction on account of price erosion in certain of our products primarily in the United States and Europe.

The gross profits from our PSAI segment increased to 28.7% for the nine months ended December 31, 2020, from 22.4% for the nine months ended December 31, 2019. This increase was primarily on account of net benefit from exchange rate fluctuation of multiple currencies against Indian Rupee and manufacturing leverage benefits of higher sales.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.40,280 million for the nine months ended December 31, 2020, an increase of 6% as compared to Rs.37,952 million for the nine months ended December 31, 2019.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 3% on account of higher logistics costs for the supply of goods; and

•	an increase of 3% on account of increased personnel cost for annual raises and the costs of the employees that we hired in connection with our acquisition of select brands and a plant facility at Baddi from Wockhardt.

As a proportion of our total revenues, our selling, general and administrative expenses were 28.3% for the nine months ended December 31, 2020, as compared to 29.1% for the nine months ended December 31, 2019.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.6,753 million for the nine months ended December 31, 2020 as compared to a charge of Rs.16,760 million for the nine months ended December 31, 2019. (Refer Note 8 and 10 of interim financial statements for further details).

Research and development expenses

Our research and development costs were Rs.12,447 million for the nine months ended December 31, 2020, an increase of 11% as compared to Rs.11,220 million for the nine months ended December 31, 2019. This increase was primarily on account of higher developmental expenditure on certain projects in our Global Generics segment.

Other income, net

Our other income was Rs.395 million for the nine months ended December 31, 2020, as compared to other income of Rs.4,122 million for the nine months ended December 31, 2019.

The other income was higher for the nine months ended December 31, 2019 mainly on account of Rs.3,457 million received from Celgene pursuant to a settlement agreement entered towards settlement of any claim we or our affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to our ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

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Finance income, net

Our net finance income was Rs.1,335 million for the nine months ended December 31, 2020, as compared to net finance income of Rs.1,043 million for the nine months ended December 31, 2019. This increase in net finance income was attributable to:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.500 million for the nine months ended December 31, 2020, as compared to Rs.780 million for the nine months ended December 31, 2019;

•	net interest expense of Rs.13 million for the nine months ended December 31, 2020, as compared to net interest expense of Rs.46 million for the nine months ended December 31, 2019;

•	net foreign exchange gain of Rs.848 million for the nine months ended December 31, 2020, as compared to net foreign exchange gain of Rs.304 million for the nine months ended December 31, 2019; and

Profit before tax

As a result of the above, our profit before tax was Rs.20,253 million for the nine months ended December 31, 2020, an increase of 86% as compared to Rs.10,890 million for the nine months ended December 31, 2019.

Tax expense

Our consolidated weighted average tax rate was an expense of 32.8% for the nine months ended December 31, 2020 as compared to a benefit of 8.9% for the nine months ended December 31, 2019. Our tax expense was Rs.6,639 million for the nine months ended December 31, 2020, as compared to a net tax benefit of Rs.966 million for the nine months ended December 31, 2019.

The effective rate of tax for the nine months ended December 31, 2019 was lower primarily on account of recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits, losses and weighted deduction on eligible research and development expenditure in Dr. Reddy’s Laboratories Limited, India.

Profit for the period

As a result of the above, our net profit was Rs.13,614 million for the nine months ended December 31, 2020, representing 9.6% of our total revenues for such period, as compared to Rs.11,856 million for the nine months ended December 31, 2019, representing 9.1% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of December 31, 2020:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	8,800	INR	1 Month T-bill + 35 bps
			INR	5.75%
Other working capital borrowings		4,310	MXN	TIIE + 1.20%
			BRL	4.00%
			RUB	5.55%
			INR	5.90%/7.30%
			U.S.$	1 Month LIBOR + 125 bps
Long-term Non-convertible debentures		3,800	INR	6.77%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos and “BRL” means Brazilian reals.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury Bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2020		2019
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	24,437	Rs.	27,295
Investing activities		(13,210)		3,247
Financing activities		(8,938)		(30,596)
Net increase/(decrease) in cash and cash equivalents	Rs.	2,289	Rs.	(54)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.48,708 million available in credit under revolving credit facilities with banks as of December 31, 2020.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.24,437 million for the nine months ended December 31, 2020, as compared to a cash inflow of Rs.27,295 million for the nine months ended December 31, 2019.

The decrease in net cash inflow of Rs.2,858 million was primarily due to an increase in our working capital requirements, partially offset by an increase in our earnings.

Our average days’ sales outstanding (“DSO”) as at December 31, 2020 and December 31, 2019 were 96 days and 93 days, respectively. There is no significant change in our DSO.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflow of Rs.13,210 million and net cash inflow of Rs.3,247 million for the nine months ended December 31, 2020 and 2019, respectively, which was primarily on account of the following:

•	the payment in connection with our acquisition of certain business assets from Wockhardt Limited, of Rs.15,514 million for the nine months ended December 31, 2020 (refer to Note 29 of our interim financial statements for further details);

•	the acquisition of property, plant and equipment, and other intangible assets, net of discards, of Rs.9,302 million for the nine months ended December 31, 2020, as compared to Rs.3,651 million for the nine months ended December 31, 2019; and

•	the net proceeds of other investments of Rs.10,535 million for the nine months ended December 31, 2020, as compared to net proceeds of other investments of Rs.5,818 million for the nine months ended December 31, 2019.

Cash Flows used in Financing Activities

Our financing activities resulted in a net cash outflow of Rs.8,938 million and of Rs.30,596 million for the nine months ended December 31, 2020 and 2019, respectively, which was primarily on account of repayment of short-term and long-term borrowings.

During the nine months ended December 31, 2020, our net cash outflow was primarily on account of the following:

•	payments of dividends of Rs.4,147 million;
•	net repayment of short-term and long-term borrowings of Rs.3,290 million;
•	interest payments of Rs.995 million;
•	payments of the principal portion of lease liabilities of Rs.565 million; and
•	purchases of treasury shares of Rs.190 million.

During the nine months ended December 31, 2019, our net cash outflow was primarily on account of the following:

•	net repayment of short-term and long-term borrowings of Rs.24,539 million;
•	payments of dividends of Rs.3,916 million;
•	interest payments of Rs.1,277 million;
•	payments of the principal portion of lease liabilities of Rs.393 million; and
•	purchases of treasury shares of Rs.474 million.

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: February 02, 2021	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

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